33-1,Shiba 3-chome,Minato-ku,Tokyo 105-8574,Japan
TEL: (03) 5232-3331
TELEX:TRUSTMIT J26397 SWIFT Address:MTRBJPJT

RECEIVED

2007 JUL 16 P 1:32

OFFICE OF INTERNATIONAL CORPORATE FINANCE

July 12, 2007

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

Mitsui Trust Holdings Inc.

SUPPL

~~The Chuo Mitsui Trust and Banking Company, Limited~~
Information Furnished Pursuant to
12g3-2(b) Under the Securities Exchange Act of 1934
File No.82-4677

Ladies and Gentlemen:

The Chuo Mitsui Trust and Banking Company, Limited, a bank organized as a joint stock company under the law of Japan (the "Bank"), pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934, as amended (the "Act"), hereby furnishes the following press release documents to the Commission:

PROVISIONAL CONDITIONS OF SECONDARY SALE OF THE COMMON STOCK REGARDING THE REPAYMENT OF PUBLIC FUNDS

All information and documents submitted herewith are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Please acknowledge receipt of this letter by stamping the enclosed copy and returning it.

Yours very truly,

For and on behalf of
The Chuo Mitsui Trust & Banking Co., Ltd.

07025248

Nobuaki Minei
Senior Manager
Global Finance Department
Phone: 81-3-5232-1056
Facsimile:81-3-5232-4479

PROCESSED
JUL 18 2007
THOMSON
FINANCIAL

dw7/17

(共Ea40 貯外15.5 2000 NCR)

To Whom It May Concern:

July 11, 2007

Mitsui Trust Holdings, Inc.
Code No.: 8309

Provisional Conditions of Secondary Sale of the Common Stock Regarding the Repayment of Public Funds

With regard to the secondary sale of common stock of Mitsui Trust Holdings, Inc. (the "Company") in the domestic and overseas markets to repay public funds, the provisional conditions of the offering price have been fixed as described below.

Provisional Conditions:

The offering price shall be fixed at the amount which is the closing price of the common stock of the Company traded on the Tokyo Stock Exchange, Inc., as of the Offering Price Fixing Day (any day between July 23, 2007 and July 26, 2007) (if there is no closing price on the Offering Price Fixing Day, the closing price as of the nearest preceding day shall be used) multiplied by 0.90 ~ 1.00 (any amount less than 1 yen shall be rounded down).

Number of shares planned to be offered:

82,222,000 shares.

53,445,000 shares are planned to be offered domestically and 28,777,000 shares overseas. The total number of shares to be offered in each market will be decided by the seller after consideration of the level of demand on the Offering Price Fixing Day.

For inquiries concerning this matter, please contact:
Mitsui Trust Holdings, Inc.
Public Relations Group
Planning and Coordination Department
Phone: 81-3-5232-8827

This notice is published in order to announce the facts herein described, but is not to solicit anyone into making any investment in or outside of Japan, nor for any other similar purposes.
For investors in Japan, please make your final decision about whether or not to subscribe to this secondary sale at your own discretion, after reading the "prospectus for secondary sale of shares" (and the revised articles), which we will prepare. Investors in Japan will be able to obtain this prospectus (and the revised articles) from the Japanese underwriters.
This notice is not an offer to sell or a solicitation of any offer to buy the securities of Mitsui Trust Holdings, Inc. (the "Company") in the United States. The common stock of the Company has not been and will not be registered under the United States Securities Act of 1933 and may not be offered or sold in the United States absent registration or an exemption from such registration requirement. If any public offering of securities is made in the United States, it will be by means of a prospectus that may be obtained from the Company or any selling security holder that will contain detailed information about the Company and management, as well as financial statements. No registration of securities for public offering is planned in the United States in connection with the above-mentioned transactions.

END